                       CANWEST GLOBAL COMMUNICATIONS CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005 AND 2004

                                   (UNAUDITED)

January 11, 2006

TO THE AUDIT COMMITTEE OF CANWEST GLOBAL COMMUNICATIONS CORP.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST GLOBAL COMMUNICATIONS CORP. (the "Company") as at November 30, 2005 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three month periods ended November 30, 2005 and 2004. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

[PRICEWATERHOUSECOOPERS LLP]

CHARTERED ACCOUNTANTS

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                                             FOR THE THREE MONTHS ENDED
                                                                         ----------------------------------
                                                                         NOVEMBER 30,           NOVEMBER 30,
                                                                             2005                   2004

Revenue                                                                       860,461               872,630
Operating expenses                                                            431,258               409,643
Selling, general and administrative expenses                                  190,289               173,101
Ravelston management contract termination                                           -                   281
                                                                         ------------           -----------
                                                                              238,914               289,605
Amortization of intangibles                                                     5,575                 4,939
Amortization of property, plant and equipment                                  23,728                21,680
Other amortization                                                              1,474                 1,179
                                                                         ------------            ----------
Operating income                                                              208,137               261,807
Interest expense                                                              (52,634)              (73,208)
Interest income                                                                   501                   646
Amortization of deferred financing costs                                       (1,949)               (2,201)
Interest rate and foreign currency swap losses                               (120,539)              (44,598)
Foreign exchange gains (losses)                                                  (574)               10,496
Investment gains, losses and write-downs (note 5)                              85,135                 1,635
Loss on debt extinguishment (note 4)                                         (116,589)              (43,992)
                                                                         ------------           -----------
                                                                                1,488               110,585
Provision for (recovery of) income taxes (note 3)                             (70,405)               37,183
                                                                         ------------           -----------
Earnings before the following                                                  71,893                73,402
Minority interests                                                            (43,715)              (38,407)
Interest in earnings of equity accounted affiliates                               830                   451
Realized currency translation adjustments                                        (116)                    -
                                                                         ------------           -----------
NET EARNINGS FROM CONTINUING OPERATIONS                                        28,892                35,446
Earnings (loss) from discontinued operations                                    1,058                   (31)
                                                                         ------------           -----------
NET EARNINGS FOR THE PERIOD                                                    29,950                35,415
                                                                         ============           ===========
EARNINGS PER SHARE FROM CONTINUING OPERATIONS:
      BASIC                                                              $       0.16           $      0.20
      DILUTED                                                            $       0.16           $      0.20
EARNINGS PER SHARE:
      BASIC                                                              $       0.17           $      0.20
      DILUTED                                                            $       0.17           $      0.20

      The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                AS AT NOVEMBER    AS AT AUGUST
                                                                     30,               31,
                                                                    2005              2005
ASSETS
CURRENT ASSETS
Cash                                                                 93,594            29,858
Accounts receivable                                                 614,098           486,568
Inventory                                                            11,686            13,533
Investment in broadcast rights                                      177,426           188,729
Future income taxes                                                   3,893             3,893
Other current assets                                                 39,386            26,043
Assets of discontinued operations (note 6)                                -             2,850
                                                                  ---------         ---------
                                                                    940,083           751,474
Other investments                                                    23,563            23,059
Investment in broadcast rights                                       37,805            21,197
Property, plant and equipment                                       693,258           709,222
Future income taxes                                                 180,486            54,058
Other assets                                                        137,159           200,242
Intangible assets                                                 1,040,680         1,144,299
Goodwill                                                          2,006,426         2,424,867
                                                                  ---------         ---------
                                                                  5,059,460         5,328,418
                                                                  =========         =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                    176,417           174,602
Accrued liabilities                                                 283,262           294,380
Income taxes payable                                                 73,471            51,883
Broadcast rights accounts payable                                    97,158            78,318
Deferred revenue                                                     35,837            36,774
Future income taxes                                                  42,675            44,663
Current portion of long term debt and obligations under
 capital leases                                                      16,058            22,216
                                                                  ---------         ---------
                                                                    724,878           702,836
Long term debt and related foreign currency swap liability
 (note 4)
                                                                  2,669,803         2,886,090
Interest rate and foreign currency swap liability                   127,708           215,075
Obligations under capital leases                                     14,940            16,101
Other accrued liabilities                                           160,600           144,532
Future income taxes                                                  98,647            77,255
Minority interests                                                   39,405            90,581
                                                                  ---------         ---------
                                                                  3,835,981         4,132,470
                                                                  ---------         ---------
Contingencies (note 11)
SHAREHOLDERS' EQUITY
Capital stock                                                       850,012           849,909
Contributed surplus                                                   8,324             7,685
Retained earnings                                                   380,241           350,291
Cumulative foreign currency translation adjustments                 (15,098)          (11,937)
                                                                  ---------         ---------
                                                                  1,223,479         1,195,948
                                                                  ---------         ---------
                                                                  5,059,460         5,328,418
                                                                  =========         =========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                           FOR THE THREE MONTHS ENDED
                                          ----------------------------
                                          NOVEMBER 30,    NOVEMBER 30,
                                             2005            2004
RETAINED EARNINGS - BEGINNING OF YEAR        350,291        340,001

Net earnings for the period                   29,950         35,415
                                             -------        -------

RETAINED EARNINGS - END OF PERIOD            380,241        375,416
                                             =======        =======

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                             FOR THE THREE MONTHS ENDED
                                                                            ----------------------------
                                                                            NOVEMBER 30,     NOVEMBER 30,
                                                                                2005             2004
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the period                           28,892          35,446
Items not affecting cash
    Amortization                                                                 32,726          29,999
    Non-cash interest expense                                                     1,261          23,608
    Future income taxes                                                        (100,310)        (13,386)
    Realized currency translation adjustments                                       116               -
    Interest rate and foreign currency swap losses net of settlements            22,945             453
    Loss on debt extinguishment                                                 116,589          43,992
    Investment gains, losses and write-downs                                    (85,135)         (1,635)
    Amortization and write-down of film and television programs                       -           2,984
    Pension expense                                                               3,933           2,781
    Minority interests                                                           43,715          38,407
    Earnings from equity accounted affiliates                                      (830)           (451)
    Foreign exchange gains                                                         (726)         (5,520)
    Stock based compensation expense                                                640           1,409
                                                                             ----------        --------
                                                                                 63,816         158,087
Changes in non-cash operating accounts                                         (113,902)       (122,392)
                                                                             ----------        --------
Cash flows from operating activities of continuing operations                   (50,086)         35,695
Cash flows from operating activities of discontinued operations                   1,058          18,141
                                                                             ----------        --------
Cash flows from operating activities                                            (49,028)         53,836
                                                                             ----------        --------

INVESTING ACTIVITIES
Other investments                                                                     -              83
Investment in broadcast licenses                                                 (1,066)              -
Acquisitions                                                                          -         (12,493)
Proceeds from divestitures                                                      518,654               -
Proceeds from sales of other investments                                              -           2,171
Proceeds from sale of property, plant and equipment                                 970             400
Purchase of property, plant and equipment                                       (20,874)        (18,009)
                                                                             ----------        --------
                                                                                497,684         (27,848)
                                                                             ----------        --------
FINANCING ACTIVITIES
Issuance of long term debt net of financing costs                               816,940         144,212
Repayment of long term debt                                                  (1,379,188)       (169,045)
Advances (repayments) of revolving facilities net of financing costs            582,626          74,266
Settlement of swap liabilities                                                 (354,205)              -
Swap recouponing payments                                                       (48,726)        (98,502)
Payments of capital leases                                                         (458)           (420)
Issuance of share capital                                                           103               6
Issuance of share capital of Network TEN                                            498           1,465
Payment of distributions to minority interests                                   (3,852)              -
Financing activities from discontinued operations                                     -         (12,590)
                                                                             ----------        --------
                                                                               (386,262)        (60,608)
                                                                             ----------        --------
Foreign exchange gain on cash denominated in foreign
currencies                                                                        1,342             162
                                                                             ----------        --------
NET CHANGE IN CASH                                                               63,736         (34,458)
CASH - BEGINNING OF PERIOD                                                       29,858          97,271
                                                                             ----------        --------
CASH - END OF PERIOD                                                             93,594          62,813
                                                                             ==========        ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2005 AND 2004
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television, publishing and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes TEN Group Pty Limited's ("TEN Group") TEN Television Network ("Network TEN"). The Canadian Publishing and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company's 74.2% ownership of the publishing and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership. The New Zealand Television segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks NZ Limited's RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Irish Television segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited ("Eye Corp"), an outdoor advertising operation which is wholly owned by TEN Group. Corporate and Other includes various investments in media operations and corporate costs.

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted.

2.    ACQUISITIONS AND DIVESTITURES

      Acquisition

      On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (AUS$13.4 million). In Addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (AUS$7.8 million). The principal business activities of these companies is the sale of outdoor advertising.

      Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets                                                5,872
Property, plant and equipment                                 5,224
Site licenses                                                 3,931
Goodwill                                                      9,633
Liabilities                                                  (1,607)
                                                             ------
                                                             23,053
                                                             ======
Consideration:

Cash                                                         19,487
Carrying value of investment at date of acquisition           3,566
                                                             ------
                                                             23,053
                                                             ======

      Divestiture

      On October 13, 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company (the "Publications Group") to a new entity, CanWest MediaWorks Limited Partnership (the "Limited Partnership"). In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

      Concurrently, the CanWest MediaWorks Income Fund (the "Fund") closed its initial public offering ("IPO") of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $34.2 million and were paid by the Limited Partnership.

      In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

      The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

      As a result of the transaction, the Company recorded a dilution gain of $84.1 million on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The

      Company also recorded a deemed disposition of goodwill, property plant and equipment, mastheads, circulation, accrued liabilities, income taxes payable and future income taxes liability related to the newspaper and interactive operations that were not previously pushed down to the underlying operations of $413.6 million, $9.0 million, $78.4 million, $12.0 million, $1.4 million, ($2.7) million, and $16.1 million, respectively.

      Approximately 26% of the Company's units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions of the other partnership units.

3.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                              FOR THE THREE MONTHS
                                                               ENDED NOVEMBER 30,
                                                              --------------------
                                                                2005         2004
Income taxes at combined Canadian statutory
 rate of 34.65% (2004 - 35.20%)                                    516      38,926
Non-taxable portion of capital (gains) and losses               (2,261)      1,358
Effect of valuation allowance on future tax assets               3,435       1,285
Effect of foreign income tax rates differing from
 Canadian income tax rates                                      (5,996)     (8,214)
Incremental taxes on debt extinguishment                             -       5,777
Change in expected future tax rates                             (2,985)     (4,173)
Large corporations tax                                             934         949
Non-deductible expenses                                          1,021         709
Non-taxable dilution gain on disposition to Limited
 Partnership                                                   (54,484)          -
Limited Partnership net earnings allocated to minority
 interests                                                      (2,606)          -
Effect of resolved tax dispute                                  (7,052)          -
Other                                                             (927)        566
                                                               -------      ------
Provision for (recovery of) income taxes                       (70,405)     37,183
                                                               =======      ======

4.    LONG TERM DEBT

                                                        AS AT             AS AT
                                                     NOVEMBER 30,      AUGUST 31,
                                                         2005             2005
Senior Secured Credit facility(1)                        447,388               -
Senior Secured Credit facility (2)                             -         346,100
Senior unsecured notes (2)                                   292         237,420
Senior subordinated notes (2)                              9,964         549,632
Senior subordinated notes                                921,065         936,967
CanWest MediaWorks Limited
 Partnership Secured Credit
 facility(3)                                             825,000               -
Bank loan Australian $130,000 (Aug.
 31, 2005 - Australian $180,000)                         112,216         160,794
Senior unsecured notes US$125,000
 (Aug. 31, 2005 - US$125,000)                            145,922         148,609
Term and demand loan (euro)7,198 (Aug.
 31, 2005 - (euro)8,368)                                   9,906          12,270
Term bank loan NZ$186,485 (Aug.
 31, 2005 - NZ$187,802)                                  152,899         154,824
Other                                                      4,250           4,250
                                                       ---------       ---------
                                                       2,628,902       2,550,866
Effect of foreign currency swaps (2)                      55,057         356,241
                                                       ---------       ---------
Long term debt                                         2,683,959       2,907,107
Less portion due within one year                         (14,156)        (21,017)
                                                       ---------       ---------
Long term portion                                      2,669,803       2,886,090
                                                       =========       =========

      Except for the changes noted in (1) (2) and (3), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2005 consolidated financial statements.

(1) In October 2005, the Company obtained a new $500 million revolving term credit facility. As at November 30, 2005, the Company has $22.0 million available on this facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company's directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and shares of CanWest MediaWorks
      (NZ) Limited and TEN Group Pty Limited, excluding the convertible debenture held in TEN Group Pty Limited.

(2) During the quarter, the Company settled debt and associated swaps as follows:

          i. In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $765.8 million was retired for cash of $849.4 million. In addition, deferred financing and other costs of $27.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $75.3 million, net of tax of $35.3 million. As a result of the repayment of these notes the Company recorded a swap loss of $34.5 million, net of tax of $19.0 million related to the associated cross currency interest rate swaps. The notes not settled under the tender offers are due on the original due dates and are subject to the same terms except that the covenants associated with these notes have been eliminated.

          ii. In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps.

          iii. In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.0 million.

(3) CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker's acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $825.0 million on its non-revolving facility and $5.0 million on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $119 million in the three months ended November 30, 2005 (2004 - $137 million), $69 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage and is also subject to certain restrictions under negative covenants.

5.    INVESTMENT GAINS AND LOSSES

      The Company has recorded the following investment gains and losses.

                                                 FOR THE THREE MONTHS ENDED
                                                        NOVEMBER 30,
                                                ----------------------------
                                                    2005              2004
Dilution gain - sale of 25.8% of Limited
 Partnership                                           84,050               -
Gain on sale of investments                                 -           2,171
Dilution gain - TEN Group and CanWest
 MediaWorks NZ Limited                                     63             176
Other                                                   1,022            (712)
                                                       ------           -----
                                                       85,135           1,635
                                                       ======           =====

6.    DISCONTINUED OPERATIONS

      In the year ended August 31, 2004 the Company commenced a process to sell its Fireworks Entertainment Division. As a result, the results of operations of Fireworks were classified as a loss from discontinued operations in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, these results were reported within the Canadian Entertainment segment. In July and September 2005, a subsidiary of the Company sold certain assets and operations which comprise its film and television program operations for net proceeds of $16.1 million. $2.3 million of these proceeds are recorded in accounts receivable as they have been held in escrow to be released over a 30 month period. In September 2005, a subsidiary of the Company completed the sale of its remaining film and television program rights for net proceeds of $2.9 million. Certain remaining accounts receivable and accounts payable will be settled by the Company.

      The earnings (loss) from discontinued operations of Fireworks are summarized as follows:

                                                               FOR THE THREE MONTHS
                                                                ENDED NOVEMBER 30,
                                                          ------------------------------
                                                               2005             2004

Revenue                                                           1,226           21,398
                                                          =============    =============
Earnings from discontinued operations
  before tax expense                                              1,062              177
Income tax expense                                                    4              208
                                                          -------------    -------------
Earnings (loss) from discontinued
  operations                                                      1,058              (31)
                                                          =============    =============
Earnings (loss) from discontinued
  operations per share:
Basic and diluted                                         $        0.00    $        0.00

      The carrying value of the net assets related to the discontinued Fireworks Entertainment division is as follows:


                                               AS AT NOVEMBER 30,   AS AT AUGUST 31,
                                                      2005                2005

Accounts receivable                                     -                  329
Investment in film and television programs              -                2,521
                                                       --                -----
Net assets                                              -                2,850
                                                       ==                =====

7.    EARNINGS PER SHARE

      The following table provides a reconciliation of the denominators used in computing basic and diluted earnings per share.

                                                                     FOR THE THREE MONTHS ENDED
                                                                             NOVEMBER 30,
                                                                    ----------------------------
                                                                        2005            2004
Basic weighted average shares outstanding during the period          177,400,415     177,279,495
Dilutive effect of options                                               264,656         126,541
                                                                     -----------     -----------
Diluted weighted average shares outstanding during the period        177,665,071     177,406,036
                                                                     ===========     ===========
Options outstanding that would have been anti-dilutive                 1,751,072       2,429,191
                                                                     ===========     ===========

8.    STOCK BASED COMPENSATION

      The Company utilizes the fair value approach to account for stock based compensation on a prospective basis for options granted after September 1, 2003, and as a result, the Company has recorded compensation expense and a credit to contributed surplus for the three months ended November 30, 2005 of $0.4 million (2004 - $1.4 million). The fair value of the options granted during the three months ended November 30, 2005 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 - nil), an expected volatility of 31% (2004 - 42%), risk free interest rates of 4.0% (2004 - 4.2%) and an expected life of 7 years (2004 - 7 years).

      The total fair value of 982,750 stock options granted by the Company in the three months ended November 30, 2005 with an average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the three months ended November 30, 2004, 1,177,500 stock options were granted with a total fair value of $6.3 million, and a weighted average fair value per option of $5.35. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the three months ended November 30, 2005, the Company recorded compensation expense, and a credit to contributed surplus, of $0.2 million (2004 - nil) related to these shares.

      The proforma cost of share compensation expense, for awards granted prior to September 1, 2003, for the three months ended November 30, 2005 would be $0.2 million (2004 - $0.3 million). A value of $1.3 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the three months ended November 30, 2005 would be $28.6 million, $0.16 and $0.16 respectively (2004 - $35.1 million, $0.20, and $0.20). The resulting proforma net earnings, basic and diluted earnings per share for the three months ended November 30, 2005 would be $29.7 million, $0.17 and $0.17 respectively (2004 - $35.1 million, $0.20, and $0.20).

9.    RELATED PARTY TRANSACTIONS

      In October 2005, the Company settled notes with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. For the three months ended November 30, 2005, interest expense related to this debt totaled $0.7 million (2004 - $1.5 million).

      A company which is owned by CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. For the three months ended November 30, 2005, rent paid to this company amounted to $0.3 million (2004 - $0.3 million) and is included in selling, general and administrative expenses. The obligations under these operating leases continue until August 2010.

      All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

10.   EMPLOYEE BENEFIT PLANS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for our plans is June 30 of each year. Information regarding the components of net periodic benefit cost for our benefit plans is presented below:

                                              FOR THE THREE MONTHS ENDED NOVEMBER 30,
                                                                      POST RETIREMENT
                                               PENSION BENEFITS           BENEFITS
                                              ---------------------------------------
                                               2005        2004       2005       2004
Current service cost                            5,781      4,443        451       332
Employee contributions                         (1,536)    (1,540)         -         -
Accrued interest on benefits                    6,153      6,107        631       586
Expected return on plan assets                 (5,800)    (5,055)         -         -
Amortization of transitional obligation           108        147         76         -
Amortization of past service costs                302        302         34        34
Amortization of net actuarial loss (gain)       1,369        757         15       (13)
Changes in valuation allowance                    (21)       (17)         -         -
                                              -------    -------    -------   -------
Total pension and post retirement
 benefit expense                                6,356      5,144      1,207       939
                                              =======    =======    =======   =======

11.   CONTINGENCIES

      (a) The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively "Hollinger") related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

      (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders' interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

      (c) The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

      (d) CanWest MediaWorks NZ Limited has received a Notice of Proposed Adjustment from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$13.3 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks NZ Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result. The outcome of this situation is not determinable and CanWest MediaWorks NZ Limited intends to dispute the proposed adjustments.

      (e) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

12.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for inter-segmented information as if the sales were to third parties. Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

                                         REVENUE(1)       SEGMENT OPERATING PROFIT (2)
                                     -------------------  ---------------------------
                                       2005      2004           2005           2004

OPERATING SEGMENTS
Publishing and Online - Canada       341,298    325,759         81,624         85,651
                                     -------    -------       --------       --------
Television
   Canada                            187,075    200,281         28,970         55,492
   Australia - Network TEN           230,696    246,851        104,490        120,192
   New Zealand                        36,100     35,751         12,275         14,529
   Ireland                            12,046     11,321          5,725          4,641
                                     -------    -------       --------       --------
                                     465,917    494,204        151,460        194,854
Radio - New Zealand                   23,572     23,763          7,018          7,738
Outdoor - Australia                   29,674     28,904          7,469          7,793
Corporate and other                        -          -         (8,657)        (6,150)
                                     -------    -------       --------       --------
                                     860,461    872,630        238,914        289,886
                                     =======    =======
Ravelston management contract
termination                                                          -           (281)
                                                              --------       --------
                                                               238,914        289,605
Amortization of intangibles                                      5,575          4,939
Amortization of property, plant
 and equipment                                                  23,728         21,680
Other amortization                                               1,474          1,179
                                                              --------       --------
Operating income                                               208,137        261,807
Interest expense                                               (52,634)       (73,208)
Interest income                                                    501            646
Amortization of deferred financing
 costs                                                          (1,949)        (2,201)
Interest rate and foreign currency
 swap losses                                                  (120,539)      (44,598)
Foreign exchange gains (losses)                                   (574)        10,496
Investment gains, losses and
  write-downs                                                   85,135          1,635
Loss on debt extinguishment                                   (116,589)      (43,992)
                                                              --------       --------
Earnings before income
 taxes                                                           1,488        110,585
                                                              ========       ========

(1) Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian Television - $0.3 million (2004 - $0.2 million), Publishing and Interactive - Canada - nil (2004 - $0.1 million).

(2) Corporate and other in 2004 has been reclassified between segments to conform with the presentation adopted in the current year.

13.   SUBSEQUENT EVENTS

      (a) During the quarter, the Company announced its successful bids to acquire interests in two radio stations in Turkey. On September 21, 2005, the Company announced that CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi ("CGS") was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. On September 22, 2005, the Company announced that Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. ("Pasifik") was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In exchange for the payment of $US 42.0 million, the Company will acquire a 75% economic interest in both CGS and Pasifik. These transactions, which are subject to regulatory approvals by certain Turkish authorities and are expected to be completed once these regulatory approvals have been obtained. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest in Metro FM and Super FM.

      (b) On December 21, 2005, TEN Group announced that it had successfully completed a private placement in the United States of A$150 million 10 year floating rate senior notes that are due in 2015.